FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                        X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                       No

                                       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

Eidos plc: Trading Update

    LONDON--(BUSINESS WIRE)--Jan. 20, 2004--Eidos plc ("Eidos"), (LSE:EID.L; NASDAQ:EIDSY), one of the world's leading publishers and developers of entertainment software, today provides an update on trading during the six month period ended December 31, 2003. The Company has continued to make good progress in the achievement of its strategic objectives, which will result in operating profits for the period well ahead of the comparable period last year, though below some market expectations. The Board's full year operating profit expectations remain unchanged.
    During the six month period to December 31, 2003, and as planned, the Company released 23 SKUs (10 products), including Backyard
Wrestling: Don't Try This at Home, Commandos 3: Destination Berlin, Legacy of Kain: Defiance, Championship Manager: Season 03/04 and Deus
Ex: Invisible War. Sales performed broadly in line with management's expectations, with the exception of Commandos 3 and Legacy of Kain, which did not achieve expected levels. This, combined with US hardware sales falling short of market forecasts, and the adverse impact caused by the weakening of the US dollar, will result in revenue for the period being modestly below market expectations.
    The Company was successful in increasing gross margins during the period, which reflects the success of its strategy to develop products internally. The Company continues to make operational improvements in the business and has also increased its R&D expenditure to reflect the continued investment in the forward product pipeline.
    Consequently, operating profit for the first six months of the year will be well ahead of the comparable period last year, albeit below some market forecasts. The Company will report a positive operating cash inflow in the period and a continuing strong cash balance.
    During the second half of this financial year, the Company expects to release a further 23 SKUs (6 products), including Thief: Deadly Shadows, ShellShock: Nam '67 (previously named Tour of Duty) and the next sequel in the highly successful Hitman franchise, Hitman:
Contracts. The first sequel, Hitman: Silent Assassin, has now shipped in excess of three million units.
    Based on trading performance to date and the strength of the forthcoming release schedule in the second half, the Board remains confident in meeting current market expectations for the full year to June 30, 2004.
    The Company will report its interim results on March 4, 2004.

    Notes

    1. Certain statements made in this announcement with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.
    2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

    CONTACT: Eidos plc
             Mike McGarvey, 44 208 636 3000
                           or
             Brunswick UK
             Jonathan Glass or Wendel Carson
             44 20 7404 5959
                           or
             Brunswick US
             Nina Devlin, 212-333-3810

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer
By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 20 January 2004

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated January 20, 2004: Eidos plc: Trading Update
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